                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549


          [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

               For the fiscal year ending December 31, 1998

                                          OR

          [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

               For the transition period from  ______ to ______
               Commission file number   333-27429


                        THE AERC 401(K) SAVINGS PLAN AND TRUST
                                 (Exact name of Plan)


                                         001
                                     Plan Number


                        ASSOCIATED ESTATES REALTY CORPORATION
                (Exact name of registrant as specified in its charter)



                              Ohio                         34-1747603
                  (State or other jurisdiction          (I.R.S. Employer
                       of incorporation or            Identification No.)
                          organization)


              5025 Swetland Court, Cleveland, Ohio         44143-1467
            (Address of principal executive offices)       (Zip Code)


                                    (216) 261-5000
                 (Registrant's telephone number, including area code)



                 (Former name, former address and former fiscal year,
                             if changed since last report)

                        THE AERC 401(K) SAVINGS PLAN AND TRUST

                                  December 31, 1998


                                  TABLE OF CONTENTS

                                                                       Page

          Independent Auditors' Report                                   3


          Financial Statements:

             Statements of Assets Available for
              Plan Benefits                                              4


             Statement of Changes in Net Assets
              Available for Plan Benefits                                5


             Notes to the Financial Statements                          6-11

          SUPPLEMENTAL INFORMATION:                                      12

             Schedule of Assets Held for Investment                       13

             Schedule of Reportable Transactions                          14

          Signatures                                                      15


                             Independent Auditors' Report

          To the Trustees
          The AERC 401(K) Savings Plan and Trust

              We have audited the financial statements of the AERC 401(K) Savings Plan and Trust (the "Plan") as of December 31, 1998 and 1997 and for the year ended December 31, 1998 and the supplemental schedules as of and for the year ended December 31, 1998, as listed in the accompanying contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

              We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the AERC 401(K) Savings Plan and Trust as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

              Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment and reportable transactions as of and for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


          /s/ Reznick, Fedder & Silverman
          Bethesda, Maryland
          May 27, 1999

                        The AERC 401(K) Savings Plan and Trust

                 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                       December 31, 1998 and December 31, 1997

                                                       1998        1997
                                                       ----        ----
          ASSETS
          Investments, at fair value
              Stable Value fund                    $   561,781 $   606,406
              Income fund                              286,528     242,837
              Balanced portfolio                       120,734      58,846
              Stock Index fund                       1,052,988     691,851
              Growth and Income fund                   856,578     700,037
              Associated Estates Realty
                Corporation (AERC) Stock fund           78,204      39,612
              Participant Notes Receivable             162,355     122,999
                                                   -----------  ----------

                Total investments                    3,119,168   2,462,588

          Receivables
            Employer's contributions                         -       1,771
            Participants' contributions                      -      13,842
                                                   -----------  ----------
                Total receivables                            -      15,613
                                                   -----------  ----------
                  Total assets                     $ 3,119,168 $ 2,478,201
                                                   ----------- -----------
          LIABILITIES

          Benefits payable                                   -      18,075
                                                   ----------- -----------
          Net assets available for plan benefits   $ 3,119,168 $ 2,460,126
                                                   =========== ===========

            The accompanying notes are an integral part of this statement.

                        The AERC 401(K) Savings Plan and Trust

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             Year ended December 31, 1998



          Additions to net assets attributed to:
            Investment income
              Net appreciation in fair value of
                investments                                   $   109,049
              Realized gain                                        18,612
              Interest and dividends                              161,814
            Contributions
              Employer                            $     99,697
              Participants                             724,242    823,939
                                                  ----------- -----------
                Total additions                                 1,113,414
                                                              -----------
          Deductions from net assets
           attributed to:
            Benefits paid to participants                         453,246
            Expenses paid                                           1,126
                                                              -----------
                Total deductions                                  454,372
                                                              -----------
                NET INCREASE                                      659,042
                                                              -----------
          Net assets available for plan benefits

          Beginning of year                                     2,460,126
                                                              -----------
          End of year                                         $ 3,119,168
                                                              ===========


            The accompanying notes are an integral part of this statement.

                        The AERC 401(K) Savings Plan and Trust

                            NOTES TO FINANCIAL STATEMENTS

                                  December 31, 1998

          NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

               The financial statements of the AERC 401(K) Savings Plan and Trust have been prepared in conformity with generally accepted accounting principles as applied to profit-sharing trusts and in accordance with the terms of the Trust Agreement. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

          1.   Investment Valuation and Income Recognition

               The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represents the net asset value of shares held by the Plan at year-end.

          2.   Federal Income Taxes

               The Plan has received a favorable determination letter from the Internal Revenue Service ("IRS") which classified the Plan as a qualified employee benefit plan, exempt from income taxes, under the Employee Retirement Income Security Act of 1994 (ERISA).

          3.   Use of Estimates

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

          NOTE B - DESCRIPTION OF PLAN

               The following description of the AERC 401(K) Savings Plan and Trust provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

               The Plan is a plan of a controlled group of corporations which became effective April 1, 1990 by execution of the counterparts to the National City Bank Master Savings Plan and

                        The AERC 401(K) Savings Plan and Trust

                                  December 31, 1998


          NOTE B - DESCRIPTION OF THE PLAN (Continued)

          Trust Adoption Agreement. On July 1, 1997, a new adoption agreement was executed whereby Scudder, Stevens & Clark
          ("Scudder") replaced National City Bank as Trustee of the Plan.

               Employees are eligible after one year of service, provided that they have reached an age of 21 and work more than 1,000 hours per year. Participants are immediately vested in their investment account which includes participant contributions to the Plan, employer matching contributions and account earnings. Participants may elect to contribute up to twelve percent of their gross wages and have the option of investing their accounts between six different investment funds. The Plan provides for an employer matching contribution equal to 25 percent of the participant's contribution up to a maximum participant contribution of 4 percent of their gross wages.

               On termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, monthly payments over a period equal to the shorter of 120 months or the life expectancy of the participant and/or his or her beneficiary, installment payments of a fixed amount to be made until the balance of the participants's account is exhausted, distribution in kind (securities issued by Associated Estates Realty Corporation only), or any reasonable combination of the foregoing or any reasonable time or manner of distribution within the above stated limitations.

          NOTE C - INVESTMENTS

               The Plan's investments are held by Scudder. The following table presents the fair value of the investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

                        The AERC 401(K) Savings Plan and Trust

                                  December 31, 1998

                            Market Value of Investments
          ----------------------------------------------------------------
                                                  December 31  December 31
                                                      1998         1997
                                                   Fair Value   Fair Value
                                                  -----------  -----------

          Investment at fair value as determined
           by Scudder
            Stable Value fund                     $   561,781  $   606,406
            Income fund                               286,528      242,837
            Balanced portfolio                        120,734       58,846
            Stock Index fund                        1,052,988      691,851
            Growth and Income fund                    856,578      700,037
            Associated Estates Realty
             Corporation Stock fund                    78,204       39,612
                                                  -----------  -----------
                                                  $ 2,956,813  $ 2,339,589
                                                  ===========  ===========

               During the year ended December 31, 1998, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $109,049.

        THE ASSOCIATED ESTATES REALTY CORPORATION 401(K) Savings Plan and Trust
                       NOTES TO FINANCIAL STATEMENTS (Continued)

                                   December 31, 1998



   NOTE D - ACTIVITY BY FUND

   The following table presents the changes in investments for the year ended December 31, 1998 by investment fund based on options available to participants.


                                  Stable                            Stock
                                  Value      Income   Balanced      Index
                                  Fund        Fund    Portfolio     Fund
                                  ----       ----     ---------     -----
   Net assets available
    for plan benefits as
    of January 1, 1998          $606,406   $242,837   $ 58,846   $   691,851

   Investment income
     Net appreciation
      (depreciation) in fair
      value of investments             -     (5,323)      (594)      197,185

     Realized gain (loss)              -        367       (319)       18,905

     Interest and dividends       35,839     20,204      6,564             -

   Contributions
     Employer                      7,090      9,000     11,512        36,136
     Benefits paid to
      participants                49,138     68,140     71,017       278,714

   Benefits paid to
     participants and fund
     transfers                  (135,866)   (48,572)   (26,217)     (169,703)

   Expenses paid                    (826)      (125)       (75)         (100)
                                --------    -------    -------       -------
   Net assets available for
    plan benefits as of
    December 31, 1998           $561,781   $286,528   $120,734   $ 1,052,988
                                ========   ========   ========   ===========


                                 Growth &    AERC    Participant
                                  Income     Stock      Notes
                                   Fund      Fund     Receivable   Other     Total
                                 --------    -----   -----------   -----     -----
   Net assets available for
    plan benefits as of
    January 1, 1998             $ 700,037  $ 39,612  $   122,999 $(2,462) $ 2,460,126

   Investment income
     Net appreciation
      (depreciation) in fair
      value of investments       (38,351)   (43,868)           -       -      109,049

     Realized gain (loss)          2,624     (2,965)           -       -       18,612

     Interest and dividends       78,915      6,209       14,083       -      161,814

   Contributions
     Employer                     27,841      9,889            -  (1,771)      99,697
     Benefits paid to
      participants               203,754     67,321            - (13,842)     724,242
   Benefits paid to
     participants and fund
     transfers                  (118,242)     2,006       25,273  18,075     (453,246)

   Expenses paid                       -          -            -       -       (1,126)
                                 -------     ------       ------  ------      -------
   Net assets available for
    plan benefits as of
    December 31, 1998           $856,578   $ 78,204  $   162,355 $     -  $ 3,119,168
                                ========   ========  =========== =======  ===========

                        THE AERC 401(K) Savings Plan and Trust

                                  December 31, 1998


          NOTE E - PARTICIPANT NOTES RECEIVABLE

               During 1998, the Plan made loans to various employees from their respective interests in the Plan. These loans and loans made in prior years bear interest at rates varying from 8.75% to 9.5%, and are being amortized over the terms of the loans with bi-weekly payments of principal and interest. The notes have maturity dates equal to or less than five years from the date of the notes, face value equal or greater than $1,000, and do not exceed 50 percent of the present value of the borrowers' interest in the Plan.

          NOTE F - PLAN TERMINATION

               Although it has not expressed any intent to do so, the companies participating in the Plan have the right to discontinue their matching contributions at any time and to terminate the Plan subject to the provisions of ERISA.

          NOTE G - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

               The following is a reconciliation of net assets available for plan benefits per the financial statements to the IRS Form 5500:

                                                       December 31,
                                                           1998
                                                       ------------
           Net assets available for Plan benefits
            per the financial statements               $  3,119,168
           Amounts allocated to withdrawing
            participants at December 31, 1998               (64,643)
                                                       ------------
           Net assets available for Plan benefits
             per the IRS Form 5500                     $  3,054,525
                                                       ============

                        The AERC 401(K) Savings Plan and Trust

                                  December 31, 1998


               The following is a reconciliation of benefits paid to participants per the financial statements to the IRS Form 5500:

                                                        Year ended
                                                       December 31,
                                                           1998
                                                       ------------
           Benefits paid to participants per the
            financial statements                       $     453,246
           Add: Amounts allocated to withdrawing
            participants at December 31, 1998                 64,643
                                                       -------------
           Benefits paid to participants per the
             IRS Form 5500                             $     517,889
                                                       =============

               Amounts allocated to withdrawing participants are recorded on the IRS Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

          NOTE H - SUBSEQUENT EVENTS

               Effective January 1, 1999, a new adoption agreement was executed which provides for participant contributions of up to fifteen percent of gross wages and employer matching contributions equal to twenty-five percent of the participant's contribution up to a maximum of six percent of gross wages.

               Effective January 1, 1999, the MIG Realty Advisors, Inc. 401(K) and Profit Sharing Plan merged with the Plan.
          Accordingly, on January 4, 1999, $2,016,306 was transferred into the Plan from the MIG Realty Advisors, Inc. 401(K) and Profit Sharing Plan.

                               SUPPLEMENTAL INFORMATION

       THE ASSOCIATED ESTATES REALTY CORPORATION 401(K) SAVINGS PLAN AND TRUST
                  ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT
                                  DECEMBER 31, 1998



          Identity of                                             Interest                 Fair
         Party Involved            Description          Maturity    Rate        Cost      Value
         --------------            -----------          --------  --------      ----      -----

      Scudder              Stable Value Fund              N/A        N/A     $ 561,781   $ 561,781

      Scudder              Income Fund                    N/A        N/A       291,852     286,528

      Scudder              Pathway Balanced Portfolio     N/A        N/A       121,328     120,734

      Scudder              Growth and Income Fund         N/A        N/A       894,928     856,578

      Scudder              Stock Index Fund               N/A        N/A       855,803   1,052,988

      AERC                 Stock Fund                     N/A        N/A       122,072      78,204

      Participant loans    Participant loans            Various  8.75%-9.5%          0     162,355


      THE ASSOCIATED ESTATES REALTY CORPORATION 401(K) SAVINGS PLAN AND TRUST
                   ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                            YEAR ENDED DECEMBER 31, 1998

   5% Reportable Transactions
   Series With Same Party


                                                                           Fair Value
                                                                          of Security
                                                                               at
       Identity of Party Involved     Purchase     Selling     Cost of    Transaction     Net Gain
        Description of Security         Price       Price      Security       Date         (Loss)
       --------------------------     --------     -------     --------   -----------     --------
   Scudder Stable Value Fund             183,441            -           -       183,441           -

   Scudder Stable Value Fund                   -      228,855     228,855       228,855           -

   Scudder Income Fund                   108,994            -           -       108,994           -

   Scudder Income Fund                         -       61,273      60,536        61,273         737

   Scudder Growth and Income Fund        329,659            -           -       329,659           -

   Scudder Growth and Income Fund              -      141,911     140,257       141,911       1,654

   Scudder Pathway Series-Balanced        98,679            -           -        98,679           -

   Scudder Pathway Series-Balanced             -       37,121      38,063        37,121        (942)

   Scudder Stock Index Fund              355,111            -           -       355,111           -

   Scudder Stock Index Fund                    -      217,637     188,617       217,637      29,020

   AERC Stock Fund                        97,746            -           -        97,746           -

   AERC Stock Fund                             -       12,852      15,733        12,852      (2,881)


                                      SIGNATURES


               Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                               THE AERC 401(K) SAVINGS
                                     PLAN AND TRUST

                    Signature               Title           Date



           /s/ William T. Hughes           Trustee     June 28, 1999
           ---------------------
           William T. Hughes


           /s/ Lita Weiss                  Trustee     June 28, 1999
           ---------------------
           Lita Weiss



           /s/ Nan Zieleniec               Trustee     June 28, 1999
           ---------------------
           Nan Zieleniec
